July 16, 2019

Costamare Inc.
Form 20-F for the year ended December 31, 2018
Filed March 7, 2019
File No. 001-34934

Dear Ms. Blye:

We refer to the letter of July 8, 2019 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Inc. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2018 (the “Form 20-F”), filed with the SEC via EDGAR on March 7, 2019. The Company has today filed with the SEC, via EDGAR, this letter which sets forth the Company’s responses to the comments contained in the Comment Letter.

The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by the Company’s response to those comments. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 20-F.

Form 20-F for the Year Ended December 31, 2017

Item 3. Key Information

Risk Factors

Risks Inherent in Our Business

Our vessels may call on ports located in countries that are subject to restrictions . . ., page 29

1.	You do not provide information about port calls to Sudan. Publicly available information about some of the companies you identify as charterers indicates that those companies have offices in, and shipping routes that include, Sudan. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and it is subject to U.S. export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan during the past three fiscal years and the subsequent interim period, including contacts with Sudan’s’ government, whether through subsidiaries, charterers, affiliates, or other direct or indirect arrangements. Discuss for us the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.

Response:

The Company has a fleet of 71 containerships that are registered or flagged in countries other than the U.S. and are under time charter contracts. The Company, the containerships themselves and the charterers of the vessels are non-U.S. persons. Pursuant to the time charter contracts, the charterer may operate the relevant vessel within the limitations set forth in the charter contract. Each charterer of a Company vessel directs the route and the loading and discharge ports for the vessel. All of the Company’s charter contracts (1) require each vessel to be employed in lawful trades and (2) prohibit each vessel from calling on ports located in specified countries which are subject to sanctions and/or any other ports, if such calls would be in violation of U.N. or other countries’ sanctions, including U.S. international sanctions applicable to non-U.S. persons.

Therefore, it is possible that charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott. From time to time, solely on charterers’ instructions, and subject to the restrictions in the charter contracts, the Company’s vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the U.S., the E.U., the U.N. and other governments and their agencies, including countries subject to U.S. export controls. The Company made 39 and 4 port calls to Sudan in 2016 and 2017, respectively, out of a total of approximately 32,964 calls in 2016 and approximately 39,800 calls in 2017, respectively. The Company has made no port calls to Sudan after May 31, 2017 and does not currently plan or expect to make any further port calls to Sudan. The Company had no revenues, assets or liabilities associated with Sudan in 2018 or the subsequent interim period, and, as illustrated by the number of port calls per year, the Company does not believe that the revenue amounts associated with Sudan in 2016 and 2017 are either qualitatively or quantitatively material.

The Company has not provided and does not intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the government of Sudan. In addition, the Company has not had any agreements, commercial arrangements, or other contacts with the government and/or entities controlled by the government of Sudan, and does not intend to enter into such agreements, arrangements or other contacts in the future.

Other

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely, /s/ D. Scott Bennett

Ms. Cecilia Blye

Division of Corporation Finance

Office Of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos

Chief Financial Officer

Costamare Inc.

7 rue du Gabian

MC98000 Monaco

Via e-mail

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